                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                                   Amendment 2

                  Under the Securities and Exchange Act of 1934

                                  Spansion Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    84649R101
                                 (CUSIP Number)

                                January 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

     The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 871607107

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1)   Name of Reporting Person S.S. or I.R.S. Identification
     No. of Above Person

     Ameriprise Financial, Inc. IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Delaware
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               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
PERSON WITH         -0-
               -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    7,248,314
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,248,314
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     4.50%**
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

** Data is as of January 31, 2009. As of December 31, 2008, 9,778,207 shares were deemed beneficially owned by the reporting person (representing 6.07% of the class), all of which were held with shared dispositive power and no voting power.

CUSIP NO. 871607107

--------------------------------------------------------------------------------
1)   Name of Reporting Person S.S. or I.R.S. Identification
     No. of Above Person

     RiverSource Investments, LLC IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Minnesota
--------------------------------------------------------------------------------
               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
PERSON WITH         -0-
               -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    7,248,314
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,248,314
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     4.50%**
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IA
--------------------------------------------------------------------------------

** Data is as of January 31, 2009. As of December 31, 2008, 9,778,207 shares were deemed beneficially owned by the reporting person (representing 6.07% of the class), all of which were held with shared dispositive power and no voting power.

1(a) Name of Issuer:                         Spansion Inc.

1(b) Address of Issuer's Principal           915 Deguigne Drive
     Executive Offices:                      Sunnyvale, CA 94088

2(a) Name of Person Filing:                  (a) Ameriprise Financial, Inc.
                                                 ("AFI")
                                             (b) RiverSource Investments, LLC
                                                 ("RvS")

2(b) Address of Principal Business Office:
                                             c/o Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN 55474


2(c) Citizenship:                            (a) Delaware
                                             (b) Minnesota

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           84649R101

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

     (a) Ameriprise Financial, Inc.

          A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

     (b) RiverSource Investments, LLC

          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)


4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by RvS.

     Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC, disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class: Yes

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

     Not Applicable

9    Notice of Dissolution of Group:

     Not Applicable

10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

                                        Ameriprise Financial, Inc.


                                        By /s/ Wade M. Voigt
                                           -------------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration

                                        Contact Information

                                        Wade M. Voigt
                                        Director - Fund Administration
                                        Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II  Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - RiverSource Investments, LLC, is investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 10, 2009 in connection with their beneficial ownership of Spansion Inc. RiverSource Investments, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    Wade M. Voigt
    Director - Fund Administration


RiverSource Investments, LLC


By: /s/ Peter A. Gallus
    Peter A. Gallus
    Senior Vice President and
    Chief Operating Officer